UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting

On October 30, 2026, at 10:00 a.m., Beijing Time (October 29, 2026, at 10:00 p.m. Eastern Time), Elong Power Holding Limited (the “Company”) held an extraordinary general meeting of the shareholders of the Company (the “EGM”) at the principal office of the Company located at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025.

As of the record date of October 9, 2026 (the “Record Date”), there were 929,541 Class A ordinary shares of a par value of $0.0000001 each (the “Class A Ordinary Shares”) and 2,548 Class B ordinary shares of a par value of $0.0000001 each (the “Class B Ordinary Shares”) outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals.

Holders of 13,324 Class A Ordinary Shares and holders of 2,548 Class B Ordinary Shares of the Company were present in person or by proxy at the EGM, representing approximately 36.336% of the voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the EGM as of the Record Date. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Transfer by way of Continuation

		For	Against	Abstain
Proposal 1: By a special resolution, subject to all necessary governmental and regulatory consents,

(i)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company (the “BVI Company”) under the laws of the BVI (the “Continuation”) be and are hereby approved;

(ii)	with effect from the Continuation, (a) all issued and outstanding class A ordinary shares of a par value of US$0.0000001 each (the “Class A Ordinary Shares”) of the Company will be re-designated on a one-for-one basis for newly issued class A ordinary shares of no par value of the BVI Company; and (b) all issued and outstanding class B ordinary shares of a par value of US$0.0000001 each (the “Class B Ordinary Shares”) of the Company will be re-designated on a one-for-one basis for newly issued class B ordinary shares of no par value of the BVI Company;

(iii)	with effect from the Continuation, the memorandum and articles of association of the Company then in effect be amended and restated by the deletion in their entirety and the substitution in their place of a proposed new memorandum and articles of association (the “Proposed Memorandum and Articles”) of the BVI Company that is compliant with the laws of the BVI, which shall be substantially in the form attached hereto as Annex A); and

(iv)	any director of the Company be authorised and directed to do all such acts and things as they may consider necessary or desirable for the purpose of effectuating the Continuation, including without limitation, (a) finalizing and making any necessary changes to the Proposed Memorandum and Articles as may be necessary to effect the Continuation; (b) signing the voluntary declaration for and on behalf of the Company (which shall also be sworn by a director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands (the “Companies Act”); (c) as the Company has no secured creditors, signing an undertaking that the Company has no secured creditors; (d) signing a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Continuation, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act; and (e) executing other documents in connection with and as necessary to effect the Continuation.	516,162.17	6,503.71	258.12

Proposal Two: Adjournment

	For	Against	Abstain
Proposal 2: By an ordinary resolution, to adjourn the EGM to a later date for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve Proposal One described above.	516,192.34	6,597.14	133.52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: October 30, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer